Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE VOLUME INCREASES 35% OVER YEAR AGO;

AVERAGE DAILY VOLUME 3.4 MILLION CONTRACTS

CHICAGO, May 1, 2007 — The Chicago Board Options Exchange (CBOE) announced today that trading volume for the month of April totaled 68,433,884 contracts, an increase of 35% over April 2006’s volume of 50.6 million contracts, led by strong gains in Exchange Traded Funds (ETFs) and index options trading.  Average daily volume for the month at CBOE was 3.4 million contracts.   Volume for the options industry overall was up 30% compared to April 2006.

Total index and ETF options volume at CBOE was 28.7 million contracts, an impressive increase of 56% over April 2006 volume.  Some of the top gainers (compared to April 2006 volume) include options on the CBOE Volatility Index (VIX), up 289%; S&P Depositary Receipts (SPY), up 114%; Financial Select SPDR (XLF), up 158%; iShares MSCI Emerging Markets Index (EEM), up 718%, and the S&P 500 Index (SPX) up 72%. Year-to-date, volume in all index and ETF products increased 59% to 122,208,586 contracts.

Trading in stock options at CBOE continued to gain momentum as volume in April totaled 39.7 million contracts, an increase of 23% over April 2006, and up 18% year-to-date versus one year ago.

Total Volume	April 2007 Volume (20 days)	% Change vs April 2006 (19 days)	% Change vs Mar 2007 (22 days)	Year-To-Date Volume (81 days)	% Change vs 2006 (81 days)
Industry Total	196,883,295	+30%	-14%	806,306,082	+27%
CBOE Total	68,433,884	+35%	-17%	274,011,826	+34%
Avg Daily Vol	3,421,694	+28%	-9%	3,382,862	+34%
Equity	39,734,625	+23%	-1%	151,799,993	+18%
Index & ETF	28,699,043	+56%	-33%	122,208,586	+59%
ETF (only)	12,269,679	+56%	-37%	54,323,741	+64%
Open Interest	220,815,858	+26%	+2%	—	—

CBOE Continues to Lead the Options Industry in Market Share

For April, CBOE market share of total industry volume was nearly 35%.  This was an increase of 1.4 percentage points over April 2006 and a decrease of 1.5 percentage points from March 2007.  Year-to-date, CBOE’s total market share of 34% is 1.8 percentage points ahead of 2006.  CBOE’s year-to-date market share in multiply listed index and ETF options is 41%, while market share in equity options (excluding ETFs) is 27%.

CBOE Market Share	April 2007 Market Share	% Change vs April 2006	% Change vs Mar 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	34.8%	+1.4%	-1.5%	34.0%	+1.8%
Equity	27.2%	-.07%	+.4%	26.0%	+.06%
Index & ETF (multiple listings only)	41.9%	+.5%	+1.2%	40.8%	+1.3%
				(last 12 months)

— more —

Page 2/4  CBOE April 2007 Volume Summary

CBOE’S First Quarter Revenue Increased 31% To $77.8 Million;

CBOE Seats Sold For New Record Prices In April

•                        On April 23, CBOE released its unaudited First Quarter 2007 Financial Statement.  Total revenue for the first three months of 2007 increased 31% to $77.8 million, up from $59.2 million from the First Quarter of 2006.  Net income for 1Q 2007 was $17.6 million, compared to $5.0 million from 1Q 2006, while pre-tax profit totaled $30.3 during 1Q 2007, versus the 8.3 million in 1Q 2006.

•                        Twelve CBOE seats changed hands during April, setting new record high prices.  On the last day of the month, April 30th, six seats traded, with three trading at a new all-time record high price of $2,400,000.  There have been 36 CBOE seat sales year-to-date, and CBOE seat prices have risen 33% from the first sale of $1,800,000 on January 10th.

•                          Total volume in index and exchange traded fund (ETF) options during April was 28.7 million contracts, up 56% over April 2006’s volume of 18.3 million contracts.  The top five most-actively traded index and ETF options at CBOE during April were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), Nasdaq-100 Index Tracking Stock (QQQQ) and S&P 100 Index (OEX) options.  Options on the CBOE Volatility Index (VIX) were the sixth most actively traded product at CBOE.

•                          In April, volume in equity options totaled 39.7 million contracts, an increase of 23% over April 2006’s volume of 32.3 million contracts.  The top five most actively traded equity options during the month were Dendreon Corporation (DNDN), Apple Computer, Inc. (AAPL), Neurochem, Inc. (NRMX), Intel Corporation (INTC), and Qualcomm, Inc. (QCOM).

•                          April volume at the CBOE Stock Exchange (CBSX), the newest U.S. stock exchange, was 55,594,790 shares, with an average daily volume of 2.8 million shares.   A total of 119,946 trades were executed during April, CBSX’s first full month of operation.  By month’s end, CBSX had 798 stocks listed for trading.

CFE Volume Increases 136% Over Last Year;

Open Interest Up 55%

Volume at the CBOE Futures Exchange, LLC (CFE) during April totaled 41,644 contracts, an increase of 136% over April 2006’s volume of 17,641 contracts.  Average daily volume during April was 2,082 contracts.  At month’s end, total open interest stood at 45,075 contracts, up 2% from last month and up 55% over the end of April 2006.

Volume in VIX futures (ticker symbol VX) totaled 38,262 up 143% over last April.  Open Interest in VIX futures stood at 41,013 at the end of April.  Volume in Three Month Variance Futures (ticker symbol VT) was 1,679 contracts with open interest of 2,985 contracts at month’s end.

CFE Total Volume	Apr 2007 Volume	% Change vs Apr 2006	% Change vs Mar 2007	Year-To-Date Volume	% Change vs 2006
Exchange	41,644	+136%	-29%	194,053	+125%
Avg Daily Vol	2,082	+124%	- 22%	2,396	+125%
Open Interest	45,075	+55%	+2%	—	—

— more —

Page 3/4  CBOE April 2007 Volume Summary

CBOE Individual Index Volume Figures For April 2007

Symbol	Product	Total Volume	% Change vs Apr 06	% Change vs Mar 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	11,698,049	+72%	-30%	9,544,704	+24%
VIX	CBOE Volatility Index (options)	1,111,136	+289%	-29%	1,168,969	+233%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	2,930,866	+114%	-31%	5,747,922	+86%
XSP	Mini-S&P 500 Index	50,182	-57%	-68%	910,226	+12%
OEX	S&P 100 Index (American-Style Exercise)	1,186,159	-16%	-22%	345,601	+8%
XEO	S&P 100 Index (European-Style Exercise)	230,833	+37%	-52%	105,140	+30%
DJX	Dow Jones Industrial Average	721,925	+36%	-6%	747,722	+10%
DIA	DIAMONDS Trust, Series 1	593,410	-13%	-21%	1,275,348	+15%
NDX	Nasdaq-100 Index	556,445	+16%	-33%	607,371	+4%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	344,163	+9%	-37%	1,930,853	+10%
QQQ	Nasdaq-100 Index Tracking Stock	2,675,733	+33%	-35%	7,408,899	+25%
RUT	Russell 2000 Index	402,544	+72%	-11%	939,440	+94%
IWM	iShares Russell 2000 Index Fund	4,051,169	+59%	-45%	7,054,868	+42%
SMH	Semiconductor HOLDRs Trust	175,331	-5%	-23%	1,059,358	+8%
OIH	Oil Services HOLDRs Trust	322,278	+27%	+19%	808,995	+77%
EEM	iShares MSCI Emerging Markets Index	453,120	+718%	-28%	709,623	+1394%
XLF	Financial Select SPDR	207,717	+158%	-32%	1,814,802	+262%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

— more —

Page 4/4  CBOE April 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

     # # #